UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SimGraphics Engineering Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    April 3, 1985

Physical address of issuer
517 Westminster Ave, Alhambra , CA 91803

Website of issuer
https://simg.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$208,069.00	$10,291.00
Cash & Cash Equivalents	$190,766.00	$6,641.00
Accounts Receivable	$0.00	$3,650.00
Short-term Debt	$7,577.00	$541.00
Long-term Debt	$47,074.00	$48,617.00
Revenues/Sales	$237,791.00	$32,156.00
Cost of Goods Sold	$24,980.00	$54,064.00
Taxes Paid	$0.00	$0.00
Net Income	-$27,933.00	$35,973.00

Name of co-issuer

SimGraphics Engineering I, a Series of WeFunder SPV, LLC, a Delaware limited liability company.

Legal status of co-issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> January 31, 2022

Physical address of co-issuer
4104 24th St., PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

May 1, 2023

FORM C-AR

SimGraphics Engineering Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by SimGraphics Engineering Corporation, a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://simg.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2)

filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

SimGraphics Engineering Corporation (the "Company") is a California Corporation, formed on April 3, 1985.

The Company is located at 517 Westminster Ave, Alhambra, CA 91803.

The Company's website is https://simg.com.

The information available on or through our website is not a part of this Form C-AR.

SimGraphics Engineering I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on January 31, 2022.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company designs and develops software that creates autonomous interactive graphic characters.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our historical revenues have been highly dependent upon Nintendo Corporation. While we have recently attracted additional clients, there is no assurance that we will be able to continue to generate revenues from Nintendo or these clients.

We have a long history of providing our services to Nintendo and recently secured additional work for them, but there can be no assurance that they will continue to patronize our company or that they will expand the scope of work that they send to us. We are very optimistic about our relationships with the Field Museum and other new clients, but they may not prove to be consistent revenue sources. In addition, our strategy includes efforts to expand our business beyond the location-based work that Nintendo has traditionally provided to us. Nintendo and other prospective clients may not provide us with opportunities to provide remote learning or other internet based remote capabilities.

We have limited liquidity, and our ability to achieve our business plan is dependent upon our ability to generate additional revenues and/or to raise additional capital.

While our operating costs are still relatively low, our ability to achieve our business plan is dependent upon our continued ability to generate revenues. We must obtain additional cash resources either from customer revenues or from additional third party investment, to implement our business plan.

Our sales cycle is relatively long, meaning that it often takes several months to convert a sales lead into a client. Our location based project products must fit into larger projects that take months or even years to plan and execute, and prospective clients are unlikely to make financial commitments to us until their entire project is ready to proceed. We are unlikely to be able to accelerate revenues by giving discounts or incentives to mitigate this problem.

The period of time that we have to implement our business plan may be shorter if we do not achieve our revenue goals. Finally, any liquidity challenges could delay the implementation of elements of our business plan, giving our competitors an advantage.

We may not be able to successfully implement our strategy to expand our product offerings beyond location-based entertainment functions.

The existing uses of our technology are based primarily upon location-based entertainment technology. For example, our technology is used to allow customers to "talk to Mario" at Nintendo's flagship store in the Rockefeller Center in New York at a physical kiosk. Other potential applications of our technology present unique challenges that we may not be able to overcome. For example, coordinating multiple simultaneous interactions with remote parties over the internet presents difficult cloud computing and streaming challenges. Furthermore, the ability of characters to interact with customers is dependent upon the ability of our software to interpret what the customer is saying. This presents technical challenges that may be caused by background noise (both in over-the-internet interactions and in a location-based entertainment context) or by the technology used to transmit auditory information from the customer to our software (such as a Zoom or other internet calling program).

We may not be able to obtain patents, trademarks, copyrights or other similar protection for the VActor software, our Directed AI technology and our other intellectual property. Failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

We intend to explore options to protect our intellectual property, but we may be unable to obtain patent or other intellectual protection. Obtaining patents is expensive and time consuming, and there can be no assurance that we will be able to obtain patents on our technology. If we fail to adequately protect our intellectual property rights, our competitors might gain access to our technology, and our business might be harmed. In addition, pursuing intellectual property protections and/or defending our intellectual property rights might entail significant expense. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain, and there can be no assurance that such protection is available. Despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We also might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We operate in a highly competitive business, and other market entrants may develop competitive technologies.

The market for internet and intellectual property services, particularly in the area of artificial intelligence, is burgeoning, rapidly evolving, highly competitive and fragmented. Other market competitors may develop products that compete with AI VActor and our other products and services, and they may have broader financial, technical, market and other resources than our company to pursue their technology.

We face competition both from small independent providers and from more established competitors. In addition, while we own the AI VActor software, Nintendo and other customers could attempt to develop alternative means of satisfying their own needs, rather than outsourcing this work to our company.

We rely on third-party software that may be difficult to replace or which could cause errors or failures of our service.

We rely on software licensed from third parties in order to offer our services, such as Unity and Unreal. This software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, all of which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our service which could harm our business.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We anticipate that additional investments in our infrastructure and research and development spending will be required to scale our operations, to address the needs of our customers, to further develop and enhance our service, and to expand into new product areas.

Our success will depend in part upon our ability to manage our projected growth effectively. To do so, we must hire, train and manage new employees as needed. We will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully scale our operations and increase productivity, we will be unable to execute our business plan.

We are dependent upon two existing key employees who possess unique skills and knowledge about the VActor software, our business processes, trade secrets and other intellectual property, and these employees would be difficult to replace. We may also be unable to attract additional talent we believe will be necessary to develop, market and deploy the VActor software and our other products.

Michael Fusco and Richard Parker have unique knowledge and insight about our company and its products and services gained through their long tenure with the Company. They also possess unique relationships with our customers, particularly with Nintendo Corporation. If Mr. Fusco or Mr. Parker die or are disabled or no longer affiliated with our company, our relationships with Nintendo and other customers could suffer, as could our ability to continue to develop and deploy the VActor software and our other products.

The Company proposes to exploit key relationships developed by our advisors and board members as a part of its strategy to expand its business and customer base, but will likely need to hire additional marketing personnel. We will also need to attract and retain additional personnel to continue to develop, market and deploy the VActor software and our other products. The market for such personnel is competitive, and we may not be able to attract appropriate candidates on a timely basis.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations, we may not be able to successfully implement our business plan.

Our business could be adversely affected if our customers are not satisfied with implementation and customization services provided by us or our partners.

Our business depends on our ability to satisfy our customers and to meet our customers' business needs. If a customer is not satisfied with the quality of work performed by us or a third party or with the type of services or solutions delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer's dissatisfaction with our services could damage our ability to obtain additional work from that customer. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

For example, we have a unique opportunity for a high-profile display of our technology with the Field Museum. While this is an opportunity to showcase our product, our failure to deliver a robust, responsive and compelling product may jeopardize our ability to attract similar engagements in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company designs and develops software that creates autonomous interactive graphic characters.

Business Plan - The Company

During the current period, the Company is focused on these specific initiatives:

- VActor Cloud Service Initiative

  This Initiative will forward our efforts to efficiently conduct interactive character experiences over the cloud – allowing for multiple independent simultaneous interactions with remote users over the internet.   This also will help transition our business from location-based projects with monthly license fees to internet-based transactions with a "per-interaction" fee model. We believe that this will allow us to drive significant scale.

- Experience Creation Toolset Initiative

  Investment in our experience creation tools will allow us to simplify the creation of new client experiences and productize the tools for client use; thereby reducing implementation time and increasing margins.   We will also institutionalize our knowledge base using this Initiative.

- Sales Pipeline

  We will seek to increase sales capacity to target additional character IP holders, LBE operators, museums, and creative agencies.

Business Plan - The Co-Issuer

SimGraphics Engineering I (the "Co-Issuer") was formed by or on behalf of the Company in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9.   The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's shares;

- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;

- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;

- Will maintain the same fiscal year-end as the Company;

- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;

- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the securities, the voting of the securities it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Company and to the relevant intermediary; and

- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
VActor	Live-performed interactive characters.	Entertainment market, unique and engaging interactions with viral influencers, interactive shows, keynotes, guides and other character experiences.
AI-VActor	Autonomous character interaction system.	Entertainment market, unique and engaging interactions with viral influencers, interactive shows, keynotes, guides and other character experiences.

We are constantly researching and developing our technology for AI-characters and distribution platforms.

Competition

The market for internet and intellectual property services, particularly in the area of artificial intelligence, is burgeoning, rapidly evolving, highly competitive and fragmented. Other market competitors may develop products that compete with AI VActor and our other products and services, and they may have broader financial, technical, market and other resources than our company to pursue their technology.

The Company's competitors consist of both technology market entrants and those investing in artificial intelligence generally.   On a macro level, huge multinational companies such as Google and Microsoft invest in artificial intelligence and graphic technologies. These types of companies have vastly broader financial and other resources than we do, and may direct their efforts to the markets in which we operate.   Other smaller companies are actively pursuing products that are similar to ours, including graphics production companies and marketing companies.

Supply Chain and Customer Base

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
We rely on software licensed from third party vendors in order to offer our services, such as OpenPose. These vendors are generally open source software vendors and we believe that we could replace any such vendors should any particular licensed software become unavailable to us.	Software License	No vendor accounts for more than 5% of our operating costs

SimGraphics owns the VActor software and the related services platform including our client management system.   Our VActor system facilitates graphic character interactions with consumers, and we are developing cloud-based character interactions.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Nintendo	Interactive characters.	Over 90% for FY 2022
Field Museum	Interactive museum exhibits.	Under 10% for FY 2022

Intellectual Property

The Company is dependent on its AI-VActor software, which uses various open-sourced software technology as part of its software infrastructure.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 517 Westminster Ave, Alhambra , CA 91803

The Company has no other physical addresses.

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years and their educational background and qualifications.

Name

Richard Parker

All positions and offices held with the Company and date such position(s) was held with start and ending dates:

CEO, President, Secretary 2019-Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

CEO June 2019-Present

Education

Mr. Parker attended California State University, Los Angeles, but did not obtain a degree.

Name

Mike Fusco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, CFO

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

CTO, CFO 1987-Present

Education

Rensselear Polytechnic Institute, MA
Rensselear Polytechnic Institute, BE
Rensselear Polytechnic Institute, BS

Name

Eric G. Rodli

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chair, Board Member 2021-Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

Chair, Board Member 2021-Present

Education

University of Chicago, MBA
University of California, San Diego, BA

Name

William M. Scott IV

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, Lead Investor 2021-Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

Board Member, Lead Investor 2021-Present

Education

Dartmouth College AB
Union University JD
Boston University LL.M
1986 California Bar #: 126311 (Inactive)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years and their educational background and qualifications.

Name

Richard Parker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, Secretary 2019-Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

CEO June 2019-Present

Education

Mr. Parker attended California State University, Los Angeles, but did not obtain a degree.

Name

Mike Fusco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, CFO 1987-Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

CTO, CFO 1987-Present

Education

Rensselear Polytechnic Institute, MA
Rensselear Polytechnic Institute, BE
Rensselear Polytechnic Institute, BS

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has two employees both of whom work for the Company in California.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has no employees.

CAPITALIZATION AND OWNERSHIP

The Company has two classes of securities that are authorized and outstanding, its common shares and its convertible preferred shares. The Convertible Preferred Stock votes equally with the common stock and is entitled to a liquidation preference of $12 per share. The Common Stock and the Convertible Preferred Stock are each entitled to one vote per share in all circumstances.

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Convertible Preferred Stock
Amount outstanding	12,196
Voting Rights	Votes equally with the Common Shares.
Anti-Dilution Rights	Customary anti-dilution rights. Subject to, and benefits from, certain tag-along and drag-along provisions.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Convertible Preferred Stock prohibits distributions in respect of the Common Shares while it remains outstanding.

Type of security	Common Stock
Amount outstanding	126,363
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Small Business Administration
Amount outstanding	$49,279.85
Interest rate and payment schedule	3.75% per annum
Amortization schedule	interest-only
Describe any collateral or security	Unsecured.
Maturity date	July 8, 2050
Other material terms	

The total amount of outstanding debt of the company is $49,275.85.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	12,196	$121,855.20	General operations	April 30, 2022	Regulation CF
Common Stock	3,226	$25,000.00	General operations	October 12, 2021	Private sale

Ownership of the Company

The Company's shares are currently owned by Mr. Parker, Mr. Fusco, Mr. Rodli, Mr. Scott and investors who acquired Convertible Preferred Stock in our 2022 WeFunder crowd-funding offering. In addition, consultants to the Company own options to acquire certain shares of the common stock of the Company.

The only persons having a beneficial ownership of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power are Mr. Parker and Mr. Fusco as follows.

Name	Approximate Percentage of Equity Securities Owned
Michael Fusco	36.4%
Richard Parker	36.4%

Capitalization of the Co-Issuer

The Co-Issuer has not conducted any offerings, exempt or not, in the past three years, other than in connection with the April 30, 2022 Regulation CF offering of the Companies securities.

Ownership of the Co-Issuer

The interests in the Co-Issuer are owned by the various investors who subscribed for the Company's Convertible Preferred Stock in our Regulation CF offering.

No person is the beneficial owner of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$197,455.00	-$43,843.00	$0.00

Operations

SimGraphics Engineering Corporation was incorporated in the State of California in April 1985. The Company pioneered real-time 3D interactive characters and created proprietary directable-AI technology for their autonomous operation. We are targeting location-based entertainment as well as virtual entertainment and brand engagement markets.

Revenues & Gross Margin.

Revenues:

For the year ended December 31, 2022, the Company had gross revenues of $237,791. For the year ended December 31, 2021, the Company had gross revenues of $164,633 For the year ended December 31, 2020, when the Company had revenues of $32,156.

Our gross margin was -68.13% in fiscal year 2021, compared to 69.54% in 2020.

Assets:

As of December 31, 2022, the Company had total asset o $212,880, of which $190,766 was cash (including client project prepayments). As of December 31, 2021, the Company had total assets of $18,094, including $9,365 in cash. As of December 31, 2020, the Company had $26,239 in total assets, including $14,415 in cash.

Net Loss.

The Company experienced a net loss of $26,253 for the fiscal year 2022. The Company has had net losses of $41,098 for the fiscal year ended December 31, 2021 and $35,973 for the fiscal year ended December 31, 2020.

Liabilities. The Company's total liabilities as at December 31, 2022 were $177,434 (including deferred revenue of $117,000). The Company's total liabilities as of December 31, 2021 were $70,832. The Company's total liabilities as of December 31, 2020 were 49,159.

Reaching profitability in the future is dependent upon securing additional work from our current clients as well as securing new clients. The Company anticipates that additional revenues can be raised from these sources, however no assurance can be made that this will occur.

Liquidity and Capital Resources

On April 20, 2022 the Company conducted an offering pursuant to Regulation CF and raised $121.855.20 in gross proceeds. The remaining proceeds of this offering, and current revenues from our operations, are the sources of capital for our current operation.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the Securities may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Securities

Related Person/Entity	Eric G. RodIi and William M. Scott IV
Relationship to the Company	Directors
Total amount of money involved	$25,000
Benefits or compensation received by related person	Shares of common stock.
Benefits or compensation received by Company	Consulting
Description of the transaction	Private sale of stock

Company Other Transactions

Related Person/Entity	Eric G. RodIi and William M. Scott IV
Relationship to the Company	Directors
Total amount of money involved	$0.00
Benefits or compensation received by related person	Options for Common stock.
Benefits or compensation received by Company	Consulting
Description of the transaction	Consulting agreement in exchange for options for Common stock.

Company Future Transactions

Related Person/Entity	TBD
Relationship to the Company	TBD
Total amount of money involved	$0.00
Benefits or compensation received by related person	Options for Common stock
Benefits or compensation received by Company	TBD
Description of the transaction	Annual options grants to key advisors.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

To the best of the Company's knowledge, the Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Richard Parker
(Signature)

Richard Parker
(Name)

CEO
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company

SimGraphics Engineering Corp. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SimGraphics Engineering Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 19, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,365	6,641
Accounts Receivable	1,350	3,650
Total Current Assets	10,715	10,291
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	7,379	-
Total Non-Current Assets	7,379	-
TOTAL ASSETS	18,094	10,291
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,091	541
Total Current Liabilities	1,091	541
Long-term Liabilities		
Notes Payable	69,741	48,618
Total Long-Term Liabilities	69,741	48,618
TOTAL LIABILITIES	70,832	49,159
EQUITY		
Common Stock	25,925	925
Additional Paid in Capital	22,867	22,867
Accumulated Deficit	(101,530)	(62,660)
Total Equity	(52,738)	(38,868)
TOTAL LIABILITIES AND EQUITY	18,094	10,291

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	164,633	32,156
Cost of Revenue	4,478	54,064
Gross Profit	160,155	(21,908)
Operating Expenses		
Advertising and Marketing	4,146	-
General and Administrative	51,309	11,171
Wages	180,797	44,067
Depreciation	-	4,559
Total Operating Expenses	236,252	59,797
Operating Income (loss)	(76,098)	(81,705)
Other Income		
Cancellation of Debt Income	-	45,655
Other	35,000	77
Total Other Income	35,000	45,732
Provision for Income Tax	-	-
Net Income (loss)	(41,098)	(35,973)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(41,098)	(35,973)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	4,559
Accounts Payable	590	(28,592)
Accounts Receivable	2,300	5,874
Other	(40)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,850	(18,159)
Net Cash provided by (used in) Operating Activities	(38,248)	(54,132)
INVESTING ACTIVITIES		
Equipment	(5,151)	(2,259)
Net Cash provided by (used by) Investing Activities	(5,151)	(2,259)
FINANCING ACTIVITIES		
Debt Proceeds. Net	21,124	48,617
Issuance of Common Stock	25,000	-
Net Cash provided by (used in) Financing Activities	46,124	48,617
Cash at the beginning of period	6,641	14,415
Net Cash increase (decrease) for period	2,725	(7,774)
Cash at end of period	9,366	6,641

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/20	41,918	925	22,867	(11,532)	12,260
Issuance of Common Stock	50,082		-	-	-
Prior Period Adjustment for Accounting Error	-	-	-	(15,155)	(15,155)
Net Income (Loss)	-		-	(35,973)	(35,973)
Ending Balance 12/31/2020	92,000	925	22,867	(62,660)	(38,868)
Issuance of Common Stock	3,226	25,000	-	-	25,000
Prior Period Adjustment for Accounting Error	-	-	-	2,228	2,228
Net Income (Loss)	-		-	(41,098)	(41,098)
Ending Balance 12/31/2021	95,226	25,925	22,867	(101,530)	(52,738)

SimGraphics Engineering Corp.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SimGraphics Engineering Corp. ("the Company") was formed in California on April 3, 1985. In 2019 the Company began transitioning from a successful creative services-based business to a product-based business. The Company plans to earn revenue over the next year using a mix of creative services and product licensing/SAAS. By year three, the Company plans to earn revenue primarily from product licensing and SAAS, leveraging its AI and animation technology to fuel the need to cost effectively communicate to broad audiences while keeping the interaction personal.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Revenue Risks

One customer comprised 100% of revenue for the years 2019 and 2020. Should we lose this customer, there could be an adverse effect on the results of our operations. The Company has worked with this customer for over 10 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues through creative service contracts with entertainment and brand advertising companies to produce live-performed and autonomous virtual interactive characters. It also licenses its software for ongoing use once character creation is complete. The Company's payments are generally collected throughout the development of the creative services, and on a monthly basis for license fees, support, and maintenance. at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one or more months and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Year	Creative Services	Platform Licensing	Total
2020	$32,156	$0.00	$32,156
2021	$164,633	$0.00	$164,633

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	$	0.01
Granted	8,000	$	0.01
Exercised	-	$	0.01
Expired/cancelled	-	$	0.01
Total options outstanding, December 31, 2020	8,000	$	0.01
Granted	7,607	$	2.06
Exercised	-	$	2.06
Expired/cancelled	-	$	2.06
Total options outstanding, December 31, 2021	15,607	$	2.06
Options exercisable, December 31, 2021	5,149	$	2.06

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020			
Granted	8,000	$	0.01
Vested	(4,000)	$	0.01
Forfeited	-	$	0.01
Nonvested options, December 31, 2020	4,000	$	0.01
Granted	7,607	$	2.06
Vested	(1,149)	$	2.06
Forfeited	-	$	2.06
Nonvested options, December 31, 2021	10,458	$	2.06

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The Company had outstanding $48.9k in SBA Disaster Relief Loans as of December 31st, 2021. The amount accrues interest at 3.75% with maturity in 2050 requiring payments of approximately $200 per month. The Company also had a Payment Protection Program (PPP) loan outstanding as of December 31st, 2021. This loan was completely forgiven in 2022 prior to this review.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	22,061
2023	946
2024	982
2025	1,019
2026	1,058
Thereafter	43,675

NOTE 6 – EQUITY

The Company has authorized 300,000 of common shares and 75,000 of convertible preferred shares with a par value of $0.00001 per share. 95,266 common shares were issued and outstanding as of 2021, whereas there were no preferred shares issued as of 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Convertible preferred stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2022, the date these financial statements were available to be issued.

The Company had completely forgiven a Payment Protection Program (PPP) loan of $21,250.

The Company initiated a crowdfunding campaign and has taken a rolling close of $98,601.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses for the years reflected, has an accumulated deficit, and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

SimGraphics Engineering Corp

Profit and Loss
January - December 2022

	TOTAL
Income	
40100 - Sales	
3rd Party Service Fees	45,000.00
AI-VActor Experience Creation	9,000.00
AI-VActor Experience Enhancement	156,000.00
AI-VActor License Fee	0.00
Hardware Component	6,191.16
Support & Maintenance	21,600.00
Total 40100 - Sales	**237,791.16**
40200 - Other Income	1,325.05
Discounts given	-3,240.00
Total Income	**$235,876.21**
Cost of Goods Sold	
Cost of Services Provided	24,980.60
Total Cost of Goods Sold	**$24,980.60**
GROSS PROFIT	**$210,895.61**
Expenses	
60100 - Accounting	2,829.00
60130 - Bank	30.00
60140 - Delivery	401.20
60155 - Software Licenses	7,455.36
60220 - Licenses	269.00
60230 - Misc	0.10
60250 - Services	2,150.74
60310 - Supplies	1,578.58
60320 - Taxes	
Payroll	18,046.24
State	777.00
Total 60320 - Taxes	**18,823.24**
60340 - Telecom	731.71
60360 - Meals	435.78
60400 - Training	28.95
Marketing	3,560.50
Salary	
G&A	56,895.00
Project Development	52,415.00
R&D	64,774.00
Sales & Marketing	34,854.00

Profit and Loss
January - December 2022

	TOTAL
Unallocated	12,584.00
Total Salary	**221,522.00**
Total Expenses	**$259,816.16**
NET OPERATING INCOME	**$ -48,920.55**
Other Income	
CANCELLATION OF DEBT INCOME	22,667.00
Total Other Income	**$22,667.00**
NET OTHER INCOME	**$22,667.00**
NET INCOME	**$ -26,253.55**

SimGraphics Engineering Corp

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 - Checking	190,766.63
Total Bank Accounts	**$190,766.63**
Accounts Receivable	
10300 - AR	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$190,766.63**
Fixed Assets	
13000 - Office Furniture	218.40
14000 - Computer Equipment	84,926.01
14100- Accumulated Depreciation	-68,224.00
15000 - Office Equipment	5,193.25
Total Fixed Assets	**$22,113.66**
TOTAL ASSETS	**$212,880.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20200 - Accounts payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
23000 - Bank of America CC	-11,731.25
BofA CC Mike Fusco x8318	24,693.66
BofA CC Richard Parker x3018	2,701.68
Total 23000 - Bank of America CC	**15,664.09**
JPMorgan Chase Bank	-19.99
Total Credit Cards	**$15,644.10**
Other Current Liabilities	
20400 - Sales Tax	0.00
20800 - Prior Year Pension Cont	0.00
Deferred Revenue	117,000.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
CA State	-503.22
Federal	-1,780.10

SimGraphics Engineering Corp

Balance Sheet
As of December 31, 2022

	TOTAL
Total Payroll Liabilities	**-2,283.32**
Payroll Payable	0.00
Sales Tax Agency Payable	0.00
State Sales Tax Payable	0.00
Total Other Current Liabilities	**$114,716.68**
Total Current Liabilities	**$130,360.78**
Long-Term Liabilities	
21000 - LT loan	47,074.00
Total Long-Term Liabilities	**$47,074.00**
Total Liabilities	**$177,434.78**
Equity	
30000 - Retained Earnings	-102,879.89
30100 - Common Stock	25,925.00
30200 - Paid in capital	22,867.00
Preferred Stock	115,786.95
Net Income	-26,253.55
Total Equity	**$35,445.51**
TOTAL LIABILITIES AND EQUITY	**$212,880.29**